Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-155973 and No. 333-165019) pertaining to the 2008 Equity Incentive Plan of Grand Canyon Education, Inc. of our report dated February 22, 2011, except for Note 2, as to which the date is November 14, 2011, with respect to the financial statements (as restated) of Grand Canyon Education, Inc., and our report dated February 22, 2011, except for the effects of the material weakness described in the sixth paragraph, as to which the date is November 14, 2011, with respect to the effectiveness of internal control over financial reporting of Grand Canyon Education, Inc., included in this Annual Report (Form 10-K/A) for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Phoenix, Arizona
November 14, 2011